Consolidated Interim Financial Statements

For the nine months ended December 31, 2007 and 2006

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended December 31, 2007.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	December 31, 2007	March 31, 2007
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$6,290,663	$13,425,795
Amounts receivable and prepaids	952,845	375,581
Inventory	860,542	857,004
	8,104,050	14,658,380
Property and equipment (Note 2 and 7)	29,738,394	32,014,990
	$37,842,444	$46,673,370

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$281,807	$1,007,588

Non-current
Future income tax	5,329,492	5,329,492
Asset retirement obligations (Note 3)	211,394	202,460
	5,822,693	6,539,540

Share capital (Note 4)	69,979,631	69,979,631
Contributed surplus	886,093	817,642
Deficit	(38,845,973)	(30,663,443)
	32,019,751	40,133,830
	$37,842,444	$46,673,370

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“David Bennett”
Garth Johnson, Director	David Bennett, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
Unaudited

	Three months ended		Nine months ended
	December 31		December 31
	2007	2006	2007	2006

Revenues
Production revenue	$1,238,819	$337,311	$2,921,973	$572,227
Royalties	(54,766)	(16,542)	(141,422)	(28,288)
	1,184,053	320,769	2,780,551	543,939

Expenses
General and administrative	421,921	430,745	1,585,634	1,325,210
General exploration	87,712	-	479,892	-
Production costs	462,056	113,775	1,026,191	243,083
Stock option compensation (Note 6)	22,817	39,219	68,451	83,944
Directors & officers insurance	12,000	13,900	38,533	39,292
Foreign exchange	188,290	(634,690)	1,373,180	(87,444)
Depletion, depreciation and accretion	513,051	86,928	1,096,159	176,060
	(1,707,847)	(49,877)	(5,668,040)	(1,780,145)

Other Items
Interest income	71,308	272,195	371,579	667,462
Write-off of oil and gas properties	(6,342,933)	(1,314,585)	(6,342,933)	(1,645,571)
Legal settlement (Note 5)	(9,127)	-	468,700	-
Sale of oil and gas property (Note 2)	207,613		207,613
	(6,073,139)	(1,042,390)	(5,295,041)	(978,109)

Net loss for the period	(6,596,933)	(771,498)	(8,182,530)	(2,214,315)

Deficit, beginning of period	(32,249,040)	(13,547,794)	(30,663,443)	(12,104,977)

Deficit, end of Period	$(38,845,973)	$(14,319,292)	$(38,845,973)	$(14,319,292)

Loss per share	$(0.07)	$(0.01)	$(0.09)	$(0.02)

Weighted average number of shares
outstanding	91,631,081	91,631,081	91,631,081	91,631,081

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended		Nine months ended
	December 31		December 31
	2007	2006	2007	2006

Operating Activities
Net loss for the period	$(6,596,933)	$(771,498)	$(8,182,530)	$(2,214,315)
Changes for non-cash operating items:
Depletion, depreciation and accretion	513,051	86,928	1,096,159	176,060
Stock option compensation	22,817	39,219	68,451	83,944
Write-off of oil and gas properties	6,342,933	1,314,585	6,342,933	1,645,571
Inventory	89,362	(255,380)	(3,538)	(530,211)
	371,230	413,854	(678,525)	(838,951)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	(354,023)	(194,997)	(577,264)	(198,619)
Due to/from related parties	(50,000)	-	-	-
Accounts payable and accrued liabilities	(2,918)	(17,149)	(217,074)	(2,218,134)
Cash provided by (used in) operating
activities	(35,711)	201,708	(1,472,863)	(3,255,704)

Financing Activities
Issuance of common shares	-	(41,791)	-	28,054,679
Cash provided by (used in) financing
activities	-	(41,791)	-	28,054,679

Investing Activities
Purchase of property and equipment	(565,938)	(6,371,592)	(5,662,269)	(26,396,866)
Cash provided by (used in) investing
activities	(565,938)	(6,371,592)	(5,662,269)	(26,396,866)

Net decrease in cash during
the period	(601,649)	(6,211,675)	(7,135,132)	(1,597,891)
Cash and cash equivalents - Beginning
of the period	6,892,312	23,367,479	13,425,795	18,753,695
Cash and cash equivalents – End of
the period	$6,290,663	$17,155,804	$6,290,663	$17,155,804

See accompanying notes.

Supplementary disclosures:
Interest received	$71,308	$272,195	$371,579	$667,462

Non-cash investing activities:
The Company incurred $264,069 in exploration expenditures which amounts were in accounts payable at December 31, 2007 (March 31, 2007: $772,776).

Notes to the Consolidated Interim Financial Statements
Nine Months Ended December 31, 2007
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2007.

On April 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives or comprehensive income items requiring disclosure as a result of adopting the new standards.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to December 31, 2007 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2007.

Note 2 – Property and Equipment

				Write-offs
	Working	Net Book	Additions	Depletion and	Net Book Value
	Interest	Value at	During the	Depreciation	At December 31,
New Zealand	%	March 31, 2007	Period	During The Period	2007
Oil and Gas Properties
Proved
PMP 38156-S	30.50	$23,366,492	$668,035	$(1,045,837)	$22,988,690
Unproved
PMP 38153	15.00	21,186	11,678	-	32,864
PMP 38156-D	15.10	1,818,599	178,706	(1,750,464)	246,841
PMP 38157	-	749,300	(29,824)	(719,476)	-
PEP 38342	35.50	533,531	16,608	(550,139)	-
PEP 38738-S	30.50	-	-	-	-
PEP 38738-D	15.10	-	-	-	-
PEP 38741	45.00	2,415,222	194,146	(2,609,368)	-
PEP 38746	16.67	181,561	5,457	-	187,018
PEP 38748	33.33	18,765	6,050	-	24,815
PEP 38758	100.00	-	-	-	-
PEP 38765	38.30	639,484	14,743	(654,227)	-
		29,744,140	1,065,599	(7,329,511)	23,480,228
Production equipment		2,191,243	4,084,068	(59,259)	6,216,052
Office equipment		79,607	3,895	(41,388)	42,114
Total		$32,014,990	$5,153,562	$(7,430,158)	$29,738,394

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

Pursuant to an agreement dated September 6, 2007 the Company sold its interest in PMP 38157 for NZ$266,000.

In October 2007, the Company signed a letter of intent (“LOI”) with New Zealand based Genesis Energy to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The LOI is conditional to a formal agreement being signed as well as consents required under the joint venture operating agreement and Ministry of Economic Development in New Zealand.

In December 2007, the Company signed an agreement with Discovery Geo Corporation to sell its 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit. The agreement is conditional to receiving consent from the Ministry of Economic Development in New Zealand.

During the quarter ended December 31, 2007, the company recorded a write-down of $6,342,933 associated with its interests in PMP 38157, PMP 38156-D, PEP 38342, PEP 38741 and PEP 38765 after an assessment was completed that determined that the costs related to each permit were unlikely to be recovered.

Refer to Note 7

Note 3 – Asset retirement obligations

The following is a continuity of asset retirement obligations for the nine months ended December 31, 2007:

Balance at March 31, 2007	$202,460
Accretion expense	8,934
Balance at December 31, 2007	$211,394

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $303,054 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Note 4 – Share Capital

a)	Authorized and Issued Share Capital
The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at December 31, 2007 and March 31, 2007	91,631,081	$69,979,631

b)	Incentive Stock Options

The Company has a Stock Option Plan (the “Plan”), which is administered by the Board of Directors of the Company. All directors, employees and consultants are eligible to participate in the Plan. The aggregate number of shares reserved for issuance under the Plan shall not exceed 10% of the total number of issued and outstanding share capital of the Company. Options issued under the Plan generally have a term of five years and vest over a period of at least eighteen months.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2007	1,960,000	$0.76
Expired during the period	(700,000)	0.76
Outstanding at December 31, 2007	1,260,000	$0.77

(1) Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2007 closing exchange rate.

At December 31, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
150,000	$1.30	November 22, 2010
325,000	$0.70	August 2, 2011
60,000	$0.52	November 22, 2011
150,000	$0.57	February 1, 2012
1,260,000

The Company applies the Black-Scholes option pricing model using the closing market prices on the grant dates, and to date the Company has calculated option benefits using a volatility ratio of 42% and a risk free interest rate of 4.5% to calculate option benefits. The fair value of the option benefit is amortized over the vesting period of the options, generally being eighteen months.

Note 5 – Legal Settlement

The Company reached an out of court cash settlement with its joint venture partner amounting to $477,827 relating to PEP 38260.

Note 6 – Comparative Figures

Certain of the prior year’s figures may have been reclassified in conformity with the current period’s financial statement presentation.

Note 7 – Subsequent Events

In February 2008 the PEP 38765 and PEP 38741 joint ventures agreed to relinquish the permits.